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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

        The table below sets forth our earnings to fixed charges on a consolidated historical basis for each of the periods indicated:

	Predecessor Company			Company
	Year Ended December 31, 1999	Year Ended December 31, 2000	Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2003 (Pro Forma)
	(in thousands)
Earnings:
Loss from continuing operations before income tax (benefit) expense and discontinued operations	$(6,300)	$(38,912)	$(152,161)	$(84,432)	$(103,379)	$(61,562)	$(61,562)
Add:
Interest expense, including amortization of debt issuance costs	25,385	53,135	41,498	35,115	61,918	48,480	48,480
Portion of rent under long-term operating leases representative of an interest factor	1,167	1,367	967	1,000	1,900	2,224	2,224
Preference dividend requirements	14,103	12,474	26,994	2	6	—	—

Earnings Available for Fixed Charges	34,355	28,064	(82,702)	(48,315)	(39,555)	(10,858)	(10,858)

Fixed Charges:
Interest expense, including amortization of debt issuance costs	25,385	53,135	41,498	35,115	61,918	48,480	24,666
Portion of rent under long-term operating leases representative of an interest factor	1,167	1,367	967	1,000	1,900	2,224	2,224
Preference dividend requirements	14,103	12,474	26,994	2	6	—	—

Total Fixed Charges	40,655	66,976	69,459	36,117	63,824	50,704	26,890

Ratio of Earnings to Fixed Charges	0.85	0.42	(1.19)	(1.34)	(0.62)	(0.21)	(0.40)

Coverage Deficiency	$(6,300)	$(38,912)	$(152,161)	$(84,432)	$(103,379)	$(61,562)	$(37,748)

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Computation of Ratio of Earnings to Fixed Charges